Exhibit 99.28

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

October 11, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

FURTHER BID UPDATE

Vancouver, BC – October 11, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), Western Wind Energy Corp. (“Western Wind Energy”) wishes to let its shareholders know that the news release issued today by Algonquin Power and Utilities (“Algonquin”) regarding its Takeover Bid Letter is misleading.

Western Wind Energy received a three-page take-over bid letter dated October 11, 2011 stating, amongst other things, that it has solicited numerous large shareholders to support a $2.50 share bid and in fact, one shareholder holding 18.6%, has entered into a lock-up agreement with Algonquin to support that bid. Further, the letter threatens management that “it must create an independent committee, to consider the Algonquin share bid proposal and failing to do so would be considered a failure to our shareholders.” We have filed the Algonquin bid letter with the TSX and IIROC.

Western Wind Energy’s management is fully aware that all share bid proposals, absent a formal hostile Offering Memorandum issued to the public, is subject to all parties’ approval. What Algonquin is objecting to is that we have rejected their proposal several weeks ago, to their independent advisor, who, together with Algonquin, has been actively locking up certain shareholders and soliciting this proposed transaction to selected shareholders and not the public at large. We have clearly stated to Algonquin through its advisor, that the Management and Board cannot support any bid below that of the independent valuators.

Algonquin has gone beyond any type of casual approach to discuss a takeover bid. By Algonquin going out and locking up a major shareholder, and continually soliciting large shareholders without the rest of the shareholders’ knowledge, is contrary to the public’s interest.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.